September 25,
2025

Renji Bijoy
Chief Executive Officer
Immersed Inc.
106 E. 6th STE 900-202
Austin, TX 78701

       Re: Immersed Inc.
           Offering Statement on Form 1-A
           Filed September 4, 2025
           File No. 024-12657
Dear Renji Bijoy:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed September 4, 2025
Offering Circular
Forward Stock Split, page 5

1. Throughout your offering circular, you describe a pending 20-for-1 forward stock split, but on page 5 you indicate that your board will determine a ratio to be determined prior to qualification. Further, you indicate that the forward stock split may not proceed. Please clarify that you will provide a pre-qualified amendment that will reflect the actual forward stock split on a retroactive basis, including the financial statements and financial information. To the extent that a planned forward stock split is not implemented or uses a ratio different from what is disclosed, please file a pre-
       qualified amendment, or post-qualified amendment if it is changed after qualification, to reflect the change.
Plan of Distribution, page 35

2.     We note that you will offer Bonus Shares to investors that    reserve
shares through
       the Dealmaker subscription processing platform prior to qualification. Please clarify
 September 25, 2025
Page 2

       in your Q&A section and Summary that such reservations are non-binding. Further, we note that you indicated that you have provided solicitation of interest communications in Item 4 of the Part I - Notifications section of your Offering
       Statement. Please clarify how investors will be solicited to make these advanced reservations to purchase shares of common stock and advise us whether such methods will comply with Rule 255(b) of Regulation A and whether any solicitations of interest will be filed as an exhibit under Item 17(13) of Part II of your Offering
       Statement.
3. Please clarify if the noteholders, including the convertible noteholders, would be considered "investors" that would be eligible for the 20% bonus shares even if they have not yet converted their notes.
4. We note that in your cover page, you indicate that DealMaker Securities LLC will provide broker-dealer services, but will not provide underwriting or placement agency services. Please clarify what broker-dealer services will be provided by DealMaker.
       Further, please advise us whether DealMaker will undergo a FINRA review of its underwriting or broker-dealer compensation.
Debt and Financing Arrangements, page 56

5. You reference various convertible note offerings under private placements and
       Regulation CF crowdfunding offerings being sold from 2023 through June 2025.
       Please clarify how many shares of common stock may be issuable under these convertible notes, including a range of amounts if applicable. In addition, to the extent shares were sold in those offerings at a significant discount to the price in this offering, disclose the average price paid and include risk factor disclosure as appropriate.
6.     We note that you had two Reg. CF crowdfunding offerings and filed Form
Cs on
       January 22, 2025 and June 16, 2025. Please clarify when the January 22, 2025 Reg.
       CF offering was terminated. Further, clarify in the summary that you plan on having two concurrent offerings, the June 16, 2025 Reg. CF and the Reg. A offerings, and briefly describe the terms of the Reg. CF offering and how it differs from your Reg. A offering. Given the overlapping time period for these offerings, please advise us whether or not these two offerings should be integrated. See Rules 152(c)(3)and
       152(d)(3). Further, please address the risk and consequences to you and investors should your Reg. CF and Reg. A offerings be integrated.


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
 September 25, 2025
Page 3

1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Rebecca DiStefano, Esq.